Exhibit 99.1

QuantaSing Announces Further Investments into Letsvan

Beijing, July 31, 2025 /GLOBE NEWSWIRE/ - QuantaSing Group Limited (NASDAQ: QSG) (“QuantaSing” or the “Company”), a leading lifestyle solution provider empowering adults to live better and longer, today announced that it will undertake further steps to acquire all of the remaining equity interests in Shenzhen Yiqi Culture Co., Ltd. (深圳市熠起文化有限公司) (“Letsvan”) from the other investors with a combination of cash and stock consideration (the “Transactions”).

Through a series of previous transactions from December 2024 to March 31, 2025, the Company invested in Letsvan, a PRC-based company primarily engaged in IP incubation and discovery, IP operation, copyright commercialization, and the promotion and sales of pop toys and other cultural products for global artists. By March 31, 2025, the Company had obtained control over and was able to consolidate the results of Letsvan into the Company’s consolidated financial statements. Upon the consummation of the Transactions, Letsvan will become a wholly-owned subsidiary of the Company.

In furtherance of the Transactions and by way of private placement, the Company will issue an aggregate of 18,219,330 Class A ordinary shares of the Company to Mr. Huiyu Zhan (Zack) (“Mr. Zhan”), the founder and chief executive officer and a director of Letsvan, as consideration for his remaining interests in Letsvan. The share issuance will take place in three installments and be subject to certain restrictions and limitations, including respective vesting schedules and lock-up requirements. To promote the development and integration of Letsvan as part of the Company’s strategies in the consumer sector, the Company also intends to appoint Mr. Zhan as a member of its board of directors, effective upon August 1, 2025. Mr. Zhan is a seasoned entrepreneur with profound experience in the consumer sector. Prior to founding Letsvan in 2020, he had been engaged in continuous entrepreneurship in the cultural gifts and pop toys sectors. He had also served at Walmart (Shenzhen), Hong Kong Weiya Group, and CITIC Health, among others, with extensive experience in sales and management.

The Company believes that the Transactions will further integrate the resources of both the Company and Letsvan, seamlessly aligning their business opportunities to create a more powerful synergy and reinforcing its competitive advantages in the pop toy segment and strategic positioning in the consumer sectors, and also enhance the platform capabilities of the Company.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding QuantaSing’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new users and learners and to increase the spending and revenues generated from users and learners; its ability to maintain and enhance the recognition and reputation of its brand; its expectations regarding demand for and market acceptance of its services and products; the expected growth, trends and competition in the markets that the Company operates in; changes in its revenues and certain cost or expense items; PRC governmental policies and regulations relating to the Company’s business and industry, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC, including, without limitation, the final prospectus related to the IPO filed with the SEC dated January 24, 2023. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About QuantaSing Group Limited

QuantaSing is a leading lifestyle solution provider that offers engaging, affordable and accessible online and offline services, as well as consumer products in selected areas that address senior users’ wellness aspirations. QuantaSing has expanded into the pop toys sector and continues to strategically diversify its portfolio by capturing opportunities in promising consumer sectors while maintaining financial discipline. For more information, please visit: https://ir.quantasing.com.

Contact

Investor Relations

Leah Guo

QuantaSing Group Limited

Email: ir@quantasing.com

Tel: +86 (10) 6493-7857

Robin Yang, Partner

ICR, LLC

Email: QuantaSing.IR@icrinc.com

Phone: +1 (212) 537-0429